UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ArQule, Inc.
(Name of Subject Company — Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

04269E107
(CUSIP Number of Class of Securities)

Geralyn S. Ritter
Senior Vice President and Corporate Secretary
Merck & Co., Inc.
2000 Galloping Hill Road Kenilworth, NJ 07033
(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Catherine J. Dargan, Esq.
Michael J. Riella, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
+1 (202) 662 6000

December 6, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04269E107

1	Names of Reporting Persons MERCK & CO., INC.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization NEW JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 17,481,903*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,481,903*
11	Aggregate Amount Beneficially Owned By Each Reporting Person 17,481,903* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 12.6%*
14	Type Of Reporting Person CO/HC

* Beneficial ownership of the common stock, par value $0.01 per share (the “Common Stock”), of ArQule, Inc. (the “Issuer”) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock by virtue of the Support Agreements described in Item 4 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Persons may be deemed to have beneficial ownership are comprised of 17,481,903 shares of Common Stock (including Shares issuable upon exercise of outstanding options and warrants to purchase Shares) beneficially owned by the stockholders (the “Stockholders”) party to the Support Agreements (as defined below). Generally, upon the exercise of any security convertible or exchangeable for any Common Stock by the Stockholders, such shares of Common Stock acquired upon exercise thereof shall be included under the Support Agreements and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

The percentage calculation is based on: (a) 120,787,771 shares of Common Stock outstanding, plus (b) 12,555,012 shares of Common Stock subject to stock options, plus (c) warrants to purchase 5,361,556 shares of Common Stock, each as of the close of business on December 5, 2019 and based on the representation of ArQule in the Merger Agreement (as defined below).

CUSIP No. 04269E107

1	Names of Reporting Persons MERCK SHARP & DOHME CORP.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization NEW JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 17,481,903*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,481,903*
11	Aggregate Amount Beneficially Owned By Each Reporting Person 17,481,903* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 12.6%*
14	Type Of Reporting Person CO/HC

* See note above with respect to Merck & Co., Inc.

CUSIP No. 04269E107

1	Names of Reporting Persons ARGON MERGER SUB, INC.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 17,481,903*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,481,903*
11	Aggregate Amount Beneficially Owned By Each Reporting Person 17,481,903* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 12.6%*
14	Type Of Reporting Person CO

* See note above with respect to Merck & Co., Inc.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 (the “Common Stock” or “Shares”), of ArQule, Inc. (“ArQule”). The address of the principal executive offices of ArQule is One Wall Street, Burlington, Massachusetts 01803.

Item 2. Identity and Background

This Schedule is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Merck & Co., Inc., a New Jersey corporation (“Merck”), Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”) and Argon Merger Sub, Inc., a Delaware corporation (“Purchaser”, and together with Merck and Parent, the “Reporting Persons”). A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 3 hereto.

The address of the principal business and the principal office of Merck is 2000 Galloping Hill Road, Kenilworth, NJ, 07033. The address of the principal business and the principal office of Parent and Purchaser is One Merck Drive, P.O. Box 100, Whitehouse Station, NJ 08889.

Parent is a wholly owned subsidiary of Merck, which is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies and animal health products. Merger Sub is a wholly owned subsidiary of Parent and has not conducted any business and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Merger Agreement (as defined below) and the transactions contemplated thereby.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to purchase all of the outstanding Shares in the Offer (as defined below) and the Merger (as defined below) is approximately $2.7 billion, plus related fees and expenses. The Reporting Persons currently have available to them in cash on hand all funds necessary for these payments.

Item 4. Purpose of Transaction

On December 6, 2019, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ArQule.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $20.00 per Share (the “Offer Price”) in cash, net to the seller in cash, without interest and less any applicable tax withholding.

The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in Annex I to the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn Shares (excluding any shares of Company Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL) that, considered together with all other Shares, if any, beneficially owned by Merck and its affiliated entities, represent at least one more Share than half of the sum of (A) all Shares then outstanding as of the expiration of the Offer, and (B) all Shares that ArQule is required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares regardless of the conversion or exercise price or other terms and conditions thereof; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and receipt of clearance, approval or consent under any other applicable antitrust law; and (iii) those other conditions set forth in Annex I to the Merger Agreement.

Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into ArQule pursuant to the provisions of the Delaware General Corporation Law (the “DGCL”) as provided in the Merger Agreement, with ArQule being the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares held in ArQule’s treasury or owned by Parent or Merger Sub or any of their respective direct or indirect wholly-owned subsidiaries and (ii) Shares held by stockholders who have properly demanded appraisal of such Shares in accordance with the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any applicable withholding of taxes. Immediately prior to the Effective Time, all outstanding ArQule stock options will, to the extent unvested, become fully vested, and at the Effective Time, each ArQule stock option will be cancelled and converted into the right to receive an amount in cash equal to the difference between the Offer Price and the applicable per share exercise price, less any applicable tax withholding.  Immediately prior to the Effective Time, all warrants to purchase Shares issued to Oxford Finance LLC on January 6, 2017 or February 16, 2018 that have not been exercised will terminate in accordance with their terms.  Following the Effective Time, holders who elect to exercise warrants to purchase Shares issued on October 11, 2017 or November 7, 2017 will be entitled to receive an amount in respect of each Share for which such warrant is exercisable immediately prior to the Effective Time equal to (i) the Offer Price minus (ii) the applicable exercise price per share of such warrant, less any applicable withholding tax.

The Merger will be governed by Section 251(h) of the DGCL and will be effected by Merger Sub and ArQule without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer. The closing of the Merger is subject to customary closing conditions.

Concurrently with the execution and delivery of the Merger Agreement, certain stockholders (the “Stockholders”) entered into support agreements (the “Support Agreements”) with Parent and Merger Sub with respect to 17,481,903 shares owned by the Stockholders (the “Subject Shares”). The Subject Shares comprise approximately 12.6% of all outstanding Shares, including shares subject to outstanding options and warrants. Each Stockholder agreed, among other things, to tender his, her or its Subject Shares pursuant to the Offer and, if necessary, vote his, her or its Subject Shares (i)  against any Acquisition Proposal (as defined in the Merger Agreement); (ii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, share exchange, reorganization, recapitalization, dissolution, liquidation or winding up of or by the ArQule; and (iii) against any proposal, action or agreement that would reasonably be expected to (1) prevent or nullify any provision of the Agreement, (2) result in any of the conditions of the Offer set forth in Annex I of the Merger Agreement or the conditions to the Merger set forth in Article 8 of the Merger Agreement not being satisfied or (3) impede, interfere with or prevent the consummation of the Offer or the Merger. No Stockholder may propose, commit or agree to take any action inconsistent with any of the foregoing clauses (i), (ii) or (iii).

Each Stockholder also agreed to not, except as provided in the Support Agreements, (i) offer to transfer, transfer or consent to transfer any of its Subject Shares; (ii) enter into any agreement to tender Subject Shares; (iii) grant any proxy, power-of-attorney or other authorization in respect of the Subject Shares; or (iv) deposit any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement. The Support Agreements will terminate in certain circumstances, including upon termination of the Merger Agreement. Shared voting and dispositive power with respect to the Subject Shares may be deemed to have been acquired through execution of the Support Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Support Agreements.

Parent and ArQule entered into an amended and restated mutual confidential disclosure agreement, effective as of November 25, 2019 (the “Non-Disclosure Agreement”), in connection with a potential negotiated acquisition transaction that resulted in the Offer.  Pursuant to the Non-Disclosure Agreement, subject to certain customary exceptions, each party agreed to keep confidential certain non-public information disclosed to one party or its representatives by or on behalf of the other party and, in the case of Parent, by or on behalf of Parent’s affiliates, including all analyses or other materials containing such non-public information.  The Non-Disclosure Agreement also includes a standstill provision.  Pursuant to this provision, Parent agreed that, among other things and for a period of one year from the date of the Non-Disclosure Agreement, unless specifically invited by the board of directors of ArQule, neither Parent nor its affiliates or representatives will (a) effect or propose, or knowingly facilitate or encourage any other person to effect or propose or announce any intention to effect: (i) the acquisition of any voting securities, or rights to acquire voting securities, of ArQule; (ii) any merger, consolidation, or business combination with ArQule; (iii) any recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transaction with respect to ArQule; or (iv) any “solicitation” of “proxies” (as such terms are used in Regulation 14A of the Exchange Act) or consents to vote with respect to any voting securities of ArQule, or the initiation, proposal, encouragement or solicitation of stockholders of ArQule for the approval of any stockholder proposals with respect to ArQule, or the solicitation, advisement or influence of any person with respect to the voting of any voting securities of ArQule; (b) form, join or in any way participate in a “group” (as defined in the Exchange Act) with respect to any voting securities of ArQule or otherwise in connection with any of the foregoing; (c) (i) call or seek to call any meeting of stockholders of ArQule, including by written consent, or provide to any third party a proxy, consent or requisition to call any meeting of stockholders of ArQule; (ii) seek representation on the board of directors of ArQule; or (iii) seek the removal of any member of the board of directors of ArQule or management of ArQule; or (d) publicly disclose any intention, plan or arrangement, whether written or oral, inconsistent with the foregoing.

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, ArQule while allowing ArQule’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. After the consummation of the Offer, Parent and Merger Sub intend to consummate the Merger as promptly as practicable, subject to the satisfaction or waiver of certain conditions. At the effective time of the Merger, (i) the certificate of incorporation of the surviving corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the surviving corporation, except that the references to Merger Sub’s name will be replaced with references to the surviving corporation’s name, and (iii) the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the initial directors and officers of the surviving corporation. Following the Merger, the Shares will no longer be traded on the NASDAQ Global Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated. Except as set forth in this Schedule 13D and in connection with the Offer, the Merger and the Support Agreements described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing description of (i) the Merger Agreement and the transactions contemplated thereby, (ii) the Support Agreements and the transactions contemplated thereby and (iii) the Non-Disclosure Agreement and the transactions contemplated thereby, in each case, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and which is incorporated herein by reference, to the Form of Support Agreement, which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference and to the Non-Disclosure Agreement, which is filed as Exhibit 99.2 hereto and which is incorporated herein by reference.

The foregoing is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Parent and Merger Sub with the SEC, and a solicitation/recommendation statement on Schedule 14D-9 will be filed by ArQule with the SEC. The offer to purchase Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the offer, which will be named in the tender offer statement. Additional copies of the tender offer materials may be obtained at no charge by contacting Merck at 2000 Galloping Hill Road, Kenilworth, N.J., 07033 or by phoning (908) 423-1000. In addition, Merck and ArQule file annual, quarterly and current reports and other information with the SEC. Merck’s and ArQule’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Item 5. Interest in Securities of ArQule

(a), (b). Other than those Subject Shares that may be deemed to be beneficially owned in connection with the Support Agreement, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares. As a result of the Support Agreements, the Reporting Persons may be deemed to have the power to vote against certain matters set forth in Item 4 above and cause the disposition of up to an aggregate of 17,481,903 Shares, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of an aggregate of 17,481,903 Shares. The Subject Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 12.6% of the Shares issued and outstanding as of the close of business on December 5, 2019, as represented by ArQule in the Merger Agreement. The Reporting Persons are not entitled to any rights as stockholders of ArQule as to the Subject Shares, except as otherwise expressly provided in the Support Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of the Subject Shares. Except as set forth herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c). Except for the Merger Agreement and the Support Agreement, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d). To the knowledge of the Reporting Persons, based on representations made by the Stockholders in the Support Agreements, other than the Stockholders, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of ArQule reported herein.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of ArQule

Except for the Merger Agreement, the Support Agreements and the Non-Disclosure Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

2.1
Agreement and Plan of Merger, dated as of December 6, 2019, among ArQule, Inc., Merck Sharp & Dohme Corp. and Argon Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ArQule, Inc. with the SEC on December 9, 2019).

99.1
Form of Tender and Support Agreement, dated as of December 6, 2019, among Merck Sharp & Dohme Corp, Argon Merger Sub, Inc. and certain stockholders of ArQule, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ArQule, Inc. with the SEC on December 9, 2019).

99.2	Amended and Restated Mutual Confidential Disclosure Agreement, effective as of November 25, 2019, between ArQule, Inc. and Merck Sharp & Dohme Corp.

99.3	Joint Filing Agreement, dated as of December 16, 2019, among Merck & Co., Inc., Merck Sharp & Dohme Corp. and Argon Merger Sub, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2019	MERCK & CO. INC.

/s/ Robert M. Davis
	Name:	Robert M. Davis
	Title:	Executive Vice President, Global Services and Chief Financial Officer

MERCK SHARP & DOHME CORP.

/s/ Sunil A. Patel
	Name:	Sunil A. Patel
	Title:	Senior Vice President, Corporate Development

ARGON MERGER SUB, INC.

/s/ Faye C. Brown
	Name:	Faye C. Brown
	Title:	Assistant Secretary

Schedule A

1.  Merck & Co., Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Merck & Co., Inc. are set forth below. If no business address is given, the director’s or executive officer’s business address is c/o Merck & Co., Inc., 2000 Galloping Hill Road, Kenilworth, New Jersey, 07033.

Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position with Merck & Co., Inc.	Principal Occupation and Employer
Leslie A. Brun	Director	Chief Executive Officer and Chairman, Sarr Group, LLC, 435 Devon Park Drive, 700 Building, Wayne, PA 19087
Thomas R. Cech	Director	Distinguished Professor of Chemistry and Biochemistry, University of Colorado, Boulder, CO 80309
Mary Ellen Coe	Director	President, Google Customer Solutions
Pamela J. Craig	Director	Director, Merck & Co., Inc.
Kenneth C. Frazier	Chairman, President and Chief Executive Officer; Director	Chairman, President and Chief Executive Officer; Director, Merck & Co., Inc.
Thomas H. Glocer	Director	Founder and Managing Partner, Angelic Ventures LP, 845 3rd Avenue, 4th Floor, New York, NY 10022
Rochelle B. Lazarus	Director	Chairman Emeritus of Ogilvy & Mather, 636 11th Avenue, New York, NY 10036
Paul B. Rothman	Director	Chief Executive Officer, Johns Hopkins Medicine; Dean of the Medical Faculty and Vice President for Medicine, Johns Hopkins University, 725 N. Wolfe Street, Baltimore, MD 21205
Patricia F. Russo	Director	Non-executive Chairman, Hewlett Packard Enterprise Company, 6280 America Center Drive, San Jose, CA 95002
Inge G. Thulin	Director	Executive Chairman, 3M Company, 3M Center, St. Paul, MN 55144
Wendell P. Weeks	Director	Chairman, Chief Executive Officer and President, Corning Incorporated, One Riverfront Plaza, Corning, NY 14831
Peter C. Wendell	Director	Managing Director, Sierra Ventures, 1400 Fashion Island Boulevard, Suite 1010, San Mateo, CA 94404
Sanat Chattopahyay	Executive Vice President and President, Merck Manufacturing Division	Executive Vice President and President, Merck Manufacturing Division, Merck & Co., Inc.
Frank Clyburn	Executive Vice President, Chief Commercial Officer	Executive Vice President, Chief Commercial Officer, Merck & Co., Inc.
Robert M. Davis	Executive Vice President, Global Services and Chief Financial Officer	Executive Vice President, Global Services and Chief Financial Officer, Merck & Co., Inc.
Richard R. Deluca, Jr.	Executive Vice President and President, Merck Animal Health	Executive Vice President and President, Merck Animal Health, Merck & Co., Inc.
Julie L. Gerberding	Executive Vice President and Chief Patient Officer, Strategic Communications, Global Public Policy and Population Health	Executive Vice President and Chief Patient Officer, Strategic Communications, Global Public Policy and Population Health, Merck & Co., Inc.
Steven C. Mizell	Executive Vice President, Human Resources	Executive Vice President, Human Resources, Merck & Co., Inc.
Michael T. Nally	Executive Vice President, Chief Marketing Officer	Executive Vice President, Chief Marketing Officer, Merck & Co., Inc.
Roger M. Perlmutter	Executive Vice President and President, Merck Research Laboratories	Executive Vice President and President, Merck Research Laboratories, Merck & Co., Inc.
Jennifer L. Zachary	Executive Vice President and General Counsel	Executive Vice President and General Counsel, Merck & Co., Inc.

2.  Merck Sharp & Dohme Corp.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Parent are set forth below. If no business address is given, the director’s or executive officer’s business address is c/o Merck & Co., Inc., 2000 Galloping Hill Road, Kenilworth, NJ, 07033.

Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position at Parent	Principal Occupation and Employer
Rita Karachum	Director; President	Senior Vice President Finance – Global Controller, Merck & Co., Inc.
Caroline Litchfield	Director; Senior Vice President and Treasurer	Corporate Treasurer and Senior Vice President, Treasury, Tax & Investor Relations, Merck & Co., Inc.
Timothy G. Dillane	Assistant Treasurer	Assistant Treasurer, Merck & Co., Inc.
Juanita Lee	Assistant Treasurer	Assistant Treasurer, Merck & Co., Inc.
Michael G. Schwartz	Assistant Treasurer	Assistant Treasurer, Merck & Co., Inc.
Geralyn Ritter	Secretary	Senior Vice President, Corporate Secretary and Assistant General Counsel, Merck & Co., Inc.
Faye C. Brown	Assistant Secretary	Senior Assistant Secretary, Merck & Co., Inc.
Katie Fedosz	Assistant Secretary	Assistant Secretary, Merck & Co., Inc.
Jon Filderman	Director; Vice President	Assistant Vice President, Parent
Salvatore Lombardo	Assistant Secretary, Tax	Assistant Secretary, Tax, Parent
Jerome Mychalowych	Senior Vice President, Corporate Tax	Senior Vice President, Corporate Tax, Parent

3.  Argon Merger Sub, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Merger Sub are set forth below. If no business address is given, the director’s or executive officer’s business address is c/o Merck & Co., Inc., 2000 Galloping Hill Road, Kenilworth, NJ, 07033.  Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position at Merger Sub	Principal Occupation and Employer
Rita Karachum	Director; President	Senior Vice President Finance – Global Controller, Merck & Co., Inc.
Caroline Litchfield	Director; Senior Vice President and Treasurer	Corporate Treasurer and Senior Vice President, Treasury, Tax & Investor Relations, Merck & Co., Inc.
Timothy G. Dillane	Assistant Treasurer	Assistant Treasurer, Merck & Co., Inc.
Juanita Lee	Assistant Treasurer	Assistant Treasurer, Merck & Co., Inc.
Faye C. Brown	Assistant Secretary	Senior Assistant Secretary, Merck & Co., Inc.
Katie Fedosz	Assistant Secretary	Assistant Secretary, Merck & Co., Inc.
Michael G. Schwartz	Assistant Treasurer	Assistant Treasurer, Merck & Co., Inc.
Jon Filderman	Director; Secretary	Assistant Vice President, Parent